Liquidity and Capital Resources, page 23

1. We note your responses to comments three and four in our letter dated May 17, 2013. Considering your cash balance at March 31, 2013 as well as your reported net loss of $265,408 and net cash outflows from operations in the amount of $567,749 for the quarter ended March 31, 2013, further explanation is needed regarding how you plan to fund your line of credit, notes payable, operating leases and working capital needs.

As previously requested, please revise your liquidity section to discuss your material cash requirements, your internal and external sources of cash and how you plan to fund your obligations for the next 12 months. Your response and revised disclosure should also address how you plan to fund any floor plan financing obligations that may be due as a result of not selling a vehicle within six months of borrowing. In this regard, we note your disclosure on page F-16 that if the vehicle is not sold within six months that 10% of the balance is due with the balance due in twelve months

The company manages our liquidity to ensure access to sufficient funding at acceptable costs to fund our ongoing operating requirements and future capital expenditures while continuing to meet our financial obligations. We believe our cash equivalents, funds generated through future operations, and amounts available under our secured new and used vehicle floor plan facilities will be sufficient to fund our working capital requirements, service our debt, and pay any commitments for the foreseeable future.

Several one-time factors will increase our liquidity in the short term. The Company has added $5 million to its floor plan financing capacity for used vehicles at a more advantageous rate.  This will conservatively provide approximately $1,500,000 on an annual basis. In addition, the Company has chosen to close and liquidate a wholly owned subsidiary decreasing the need to fund their operations of $350,000 annually.

The company will expand its disclosure in future filings to discuss material cash requirements, our internal and external sources of cash and how we plan to fund our obligations for the next twelve months. The company will also disclose the basis of funding for vehicles not sold before the six or twelve month due dates.

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations, page F-5

2. We note your response to comment 5 in our letter dated May 17, 2013 where you state your services are mostly sold to purchasers of your products in that your vans must be custom-fit prior to sale and that service revenue includes custom fitting. It is unclear how the custom fitting and sale of a van fits into your revenue recognition policy disclosed on page 18. To the extent you have multiple element arrangements, please revise your policy note to clarify your units of accounting and how you recognize revenue for each element. Further confirm that the $10.8 million in service revenues recognized during 2012 relate to custom fitting as presented on page 20.

The Company does not have multiple element arrangements. The Company follows the guidance of the FASB ASC 605-10-S99 “Revenue Recognition Overall-SEC Materials”.  The Company records revenue when persuasive evidence of an arrangement exists, services have been rendered or product delivery has occurred, the sales price to the customer is fixed or determinable, and collectability is reasonably assured.

The Company recognizes revenue when the vehicle and the conversion are complete and delivered to a customer. The service component is part of the original sale. Each vehicle must be modified to each individual’s disability.  The company does not sell vehicles without conversion.

The service revenue of $10.8 million primarily relates to the conversions of the vehicles with an incidental amount from repairs.

Consolidated Statements of Cash Flows, page F-7

3. We note your response to comment 6 in our letter dated May 17, 2013. With regard to the purchase of Mobility Freedom and Wheelchair Vans of America, it is still unclear why the related party loan of $2,000,000 was not presented as a financing activity in your statement of cash flows and the cash payment out was not reflected in your investing cash flows as consideration paid for the acquisition. Please revise to ensure your presentation of these two transactions are accurately reflected in your cash flow statement in accordance with ASC 230.

Please note, the $2,000,000 related party loan consists of $1,850,000 paid for consideration of Mobility Freedom and an additional $150,000 used for other expenses around the sale.  These amounts were combined into a promissory note to the related party by year end.  A separate note in the amount of $2,000,000 was made in favor of the seller, not a related party, as part of the purchase consideration.

In considering the cash flow presentation we note that the purchase of Mobility Freedom by the Company was completed using debt and a related party loan.  No cash was received during the purchase of Mobility Freedom by the Company from the financing activities and no cash was paid during the purchase by the Company.  The $1,850,000 paid to the seller came from a third party who took a related party note from the Company.  The remaining $2,000,000 of the purchase price consisted of a note payable to the seller.

We believe the guidance in ASC 230 indicated that only actual disbursements from the Company should be included in the cash flows from investing activity.  The examples included in the codification include advance payments, down payments and other amounts paid at or near the closing.  No such payments were made by the Company in the acquisition of Mobility Freedom.

The acquisition of assets in the amount of $3,856,250 associated with Mobility Freedom is disclosed in the supplemental non-cash section of the cash flow statement.  Likewise the amount of promissory notes issued for the two acquisitions in 2011 are disclosed in the same section.  A portion, $1,850,000 and $150,000, of the promissory notes were written to a related party and the footnotes disclose this fact adequately.  Also, the amounts were immortalized into a promissory note so the cash flow disclosure is accurate.

4. In the response to our comment 6 in the letter dated May 17, 2013 you did not provide an explanation of your accounting treatment for $500,000 in cash paid to acquire Ride-Away. Please tell us how the company did not pay cash for this transaction and why it is appropriate not to present this cash as an investing cash outflow in the cash flow statement.

We note that the $500,000 cash was not paid at closing.  According to the Stock Purchase agreement included in the 8-K filed, March 1, 2012, that part of the purchase consideration was issued as a note payable to the seller at closing, payable from cash flows up to one year from the date of the closing.

5. We note your response to comment 7 in our letter dated May 17, 2013 which states that your floor plan note is more analogous to accounts payable and therefore net presentation in your cash flow statement is appropriate. We further note your reference to ASC 230-10-45-7 which allows net presentation when “turnover is quick, amounts are large and maturities are short.” Tell us your basis for analogizing your floor plan financing with a third party as accounts payable, which is an operating activity. Your response should address turnover and maturities of your floor plan financing. In light of your response to comment 4 where you state that the floor plan debt is of indeterminate term and lacking in determinable monthly payments, tell us why net presentation is appropriate

We believe the floor plan qualifies for net presentation in the cash flow statement because although the total floor plan agreement is of an indeterminate term, the individual transactions have a very short maturity, are of significant amounts and turn-over quickly.  Specifically, the amount lent on a specific van is due at the earlier date of when the van is sold or after we have held the van for six months.  In these cases the turnover may be very quick.  Some vans sell in weeks.  In all cases the turnover is limited to six months.  Loaned amounts associated with sold vans are normally rolled over to a new purchased van.  Reporting on the gross amounts would amount to proceeds and payments essentially equal to the cost of sales.  These amounts would not provide any relevant information for the investor.  The relevant information to investors is how much the borrowing has risen or fallen.

The floor plan operates like an accounts payable, but we believe that the floor plan is a financing activity and we have appropriately disclosed it in the cash flow statement.

6. Please tell us if the floor plan financing arrangement has been provided as a material contract or why you are not required to do so. See Item 601 of Regulation S-K. If it has been provided please refer us to the applicable filing.

A copy of our financing agreement with GE was attached to Form 8-KA along with the acquisition documents for Ride-Away. This 8-K was filed on May 1, 2012.  The 8-K disclosure should have been incorporated by reference in our Form 10-K filed March.  We will incorporate the 8-K as an exhibit in all future filings.

Notes to Consolidated Financial Statements, page F-8

Note 1 – Basis of Presentation and Summary of Significant Accounting Policies, page F-8

Note 4 – Intangible Property, page F-15

7. We note your response to comment 11 in our letter dated May 17, 2013. Please revise to provide a detailed description of what is included in the sales team infrastructure line item (e.g. trademarks, logos, advertising literature, policies and procedures, locations and websites), quantify each of these items and tell us your basis in ASC 805 for recording these items as intangible assets.

We have attached an internal work sheet on the allocation of the purchase price to purchased intangibles.  We can adapt this work sheet for public disclosure but we prefer to keep it private.  We will disclose the allocation in future filings as intangible assets.

Intangible Assets	Allocated purchase price

Trade names, logos, trademarks	$700,000
Internet domain name	50,000
Customer lists	1,857,053
Software	175,000
Website	175,000
Infrastructure - procedures, manuals, records	282,053
Location Value	475,000
Total purchase price to allocate	$3,714,106

8. We note the response to comment 12 in our letter dated May 17, 2013. Please tell us when you finalized your purchase price allocation, whether there were any provisionally- determined amounts recorded in the initial purchase accounting allocation and if you recorded adjustments during the measurement period. If there were please tell us how you have satisfied the disclosure requirements of ASC 805-10-50-6.

At the time of the acquisition of Ride-Away, we did not believe we had any provisionally-determined amounts. The amounts reported in the Form 10-Q as of March 31, 2012 indicate $3,884,253 in intangible assets from the acquisition of ride-away.  This amount is consistent in the subsequent filings of our quarterly and annual reports

We note that the amounts reported in our quarterly and annual filings as intangibles do differ from the amounts reported in the 8-K filed March 1, 2012.  This difference is a change in change of estimates of the relative values allocated between asset.